FOR IMMEDIATE RELEASE

Contact: Gad Goldstein, President, Formula Systems Ltd. 011-972-9959-8800.

Formula Systems Announces Third Quarter Results

Consolidation of business units
Additional investment in Sapiens

Herzliya, Israel, November 28, 2002-Formula Systems Ltd., (Nasdaq:FORTY), a leading provider of information technology products, solutions and services, today is pleased to announce its financial results for the third quarter ended September 30, 2002.

Revenues for the third quarter of 2002 totaled approximately $66 million. Revenues for the nine months ended September 30,2002, were $209.7 million. In the first quarter of 2002 the Company ceased to consolidate in its reports its stake in Venture Funds and Start Up companies that were sold to Formula Vision at the end of 2001.

Net income for the third quarter of 2002, was $165,000 and net income for the nine months ended September 30, 2002 was $1.0 million as compared to net loss of $6.9 million and $28.2 million, for the same periods last year respectively.

As part of the Company's plan to simplify our corporate structure, to increase efficiency, and strengthen focus on our principal operating divisions, we have taken the following steps:

During November 2002 the Company sold its stakes in its subsidiaries, New Applicom Ltd., Sintec Advanced Technologies Ltd. and Sivan Training and Systems Ltd. to its subsidiary Matrix IT Ltd. for an aggregate purchase price of approximately NIS 141 million (approximately $29 million).

In November 2002 the Company sold its stake in its subsidiary Liraz Systems Ltd. to its subsidiary Crystal Systems Solutions Ltd in exchange for 2,343,113 shares of Crystal.

On November 21, 2002 Sapiens shareholders approved the Company's proposal to invest an additional $10 million in exchange for a discount conversion price of $0.83 per common share. As part of the transaction the Company will convert all of its preferred shares into common shares at the discount price. The Company will hold approximately 44% of the outstanding shares of Sapiens following the closing of the transaction.

Dan Goldstein, Chairman of Formula, said: "we believe that the fulfillment of our ambitious goals of simplifying and enhancing the efficiency of our corporate structure, creating self contained business units with critical mass and to add new investments to our portfolio, will enable us to start year 2003 with higher revenues, more transparent to our investors and increase the net value of our assets".

Formula Systems Ltd., is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula maintains its accounts in New Israeli Shekels ("NIS"). All US dollar figures represent an exchange rate of NIS 4.871 to $1.00 at September 30, 2002.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company's products, dependence on strategic partners, integration of new business, successful implementation of Formula's products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula's Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Formula Systems (1985) Ltd

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	September 30, 2002	December 31, 2001
	U.S. $ (in thousands)
CURRENT ASSETS:
Cash and cash equivalents	90,968	81,036
Short-term investments	10,383	10,913
Trade receivables	70,297	86,753
Other accounts receivable	21,501	21,396
Inventories	4,817	4,796
	197,966	204,894
LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	11,328	8,855
Investments in affiliates	12,597	11,256
	23,925	20,111
DEBENTURES	74,643	57,107
SEVERANCE PAY FUND	8,142	8,764
FIXED ASSETS, NET	27,098	30,503
OTHER ASSETS, NET	130,808	122,444
	462,582	443,823
CURRENT LIABILITIES:
Credit from banks and others	69,744	51,652
Trade payables	27,769	36,933
Other accounts payable	55,514	67,524
Restructuring accrual	1,674	4,692
	154,701	160,801
LONG-TERM LIABILITIES:
Debentures	31,407	-
Allowance for expected losses in other investment	2,600	-
Deferred taxes	2,006	2,006
Customer advances	453	717
Liabilities to banks and others	6,560	7,893
Accrued severance pay	11,363	12,257
Unrealized gain	5,035	5,101
	59,424	27,974
MINORITY INTEREST	86,307	92,161
SHAREHOLDERS' EQUITY	162,150	162,887
	462,582	443,823

Formula Systems (1985) Ltd

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended		Three months ended
	September 30,		September 30,
	2002	2001	2002	2001
	U.S.$		U.S.$
	(in thousands, except per share data)
Revenues	209,707	273,869	65,963	92,806
Cost of revenues	135,253	185,491	42,507	61,736
Gross profit	74,454	88,378	23,456	31,070
Research and development costs, net	12,357	13,799	3,991	4,755
Selling, general and administrative expenses	59,250	88,789	19,947	30,189
Depreciation and amortization	3,046	14,051	952	4,920
Restructuring and non-recurring costs	-	6,927	-	911
Operating loss	(199)	(35,188)	(1,434)	(9,705)
Financial income, net	57	1,116	407	974
	(142)	(34,072)	(1,027)	(8,731)
Other expenses, net	(254)	(7,879)	(224)	(249)
Gain (loss) on realization of investments	2,834	(1,218)	962	(1,158)
Income (loss) before taxes on income	2,438	(43,169)	(289)	(10,138)
Taxes on income	1,252	2,874	270	401
	1,186	(46,043)	(559)	(10,539)
Company's equity in results of affiliates, net	(483)	(6,250)	(144)	(1,782)
Minority interest, net	300	24,036	868	5,367
Net income (loss)	1,003	(28,257)	165	(6,954)
Earnings per share - basic and fully-diluted: Net earnings (loss)	0.1	(3.03)	0.02	(0.75)